UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-50107
NOTIFICATION OF LATE FILING	CUSIP NUMBER 239559107

(Check one):	X	Form 10-K (SB)	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		February 28, 2007

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Daybreak Oil and Gas, Inc.
Full Name of Registrant

Former Name if Applicable

601 W. Main Avenue Suite 1012
Address of Principal Executive Office (Street and Number)

Spokane, WA 99201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Daybreak Oil and Gas, Inc. has determined that it will be necessary to restate previously filed financial statements because of the revaluation of certain non-cash financial instrument transactions for the fiscal years ended February 28, 2006 and February 28, 2007. This restatement process is nearing completion, but has resulted in a delay in the completion of our annual audit and the filing of our annual 10-K(SB) report. The audit should be completed and our 10-K(SB) report should be filed within the filing extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas C. Kilbourne	(509)	232-7674
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year just ended our drilling operations increased substantially in comparison with the prior fiscal year. In the fiscal year ended February 28 2006, we participated in the drilling of two oil and/or gas wells. In the fiscal year ended February 28, 2007, we participated in the drilling or re-entry of eleven oil and/or gas wells. Additionally, we are recording a non-recurring loss resulting from the revaluation of certain non-cash financial instrument transactions. These factors have resulted in a net loss of approximately $5,410,745 for the fiscal year ended February 28, 2007, as compared with a restated net loss of $3,435,438 for the fiscal year ended February 28, 2006.

Daybreak Oil and Gas, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 29, 2007	By:	Thomas C. Kilbourne, Treasurer